SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  -------------

                                 AMENDMENT NO. 1
                                       T0
                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E -3 THEREUNDER

          RULE 13E -3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            Westminster Capital, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

   Westminster Capital, Inc., William Belzberg, Hyman Belzberg, Keenan Behrle, Greggory Belzberg, Bel-Cal Holdings, Ltd., Bel-Alta Holdings, Ltd., William
         Belzberg Revocable Living Trust, October 5, 1984, Westminster
                                Acquisition Corp.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Common Stock, Par Value $1 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    307351106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

          William Belzberg                      Scott D. Galer, Esq.
      Chief Executive Officer            Akin Gump Strauss Hauer & Feld, LLP
   9665 Wilshire Blvd., Suite M-10        2029 Century Park East, 24th Floor
       Beverly Hills, CA 90212                 Los Angeles, CA 90067
          (310) 278-1930                              (310) 229-1000

--------------------------------------------------------------------------------
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This statement is filed in connection with (check the appropriate box):

     a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [_] A tender offer.

     d. [x] None of the above.

     Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies:   [_]

     Check the following box if the filing is a final amendment reporting the
results of the transaction:   [_]

                            CALCULATION OF FILING FEE

         Transaction
         Valuation*

         $2,110,379                                        $423


     *For purposes of calculating fees only. The transaction value is based on a maximum 713,793 shares of Westminster Capital, Inc. common stock, par value $1 per share, which the Issuer may acquire in connection with the settlement of a class action lawsuit followed by a short-form merger, both of which are to be consummated at $2.95665 per share.

     [x] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $423                Filing Party: Westminster Capital, Inc.
Form or Registration No.: Schedule 13E-3       Date Filed:  July 10, 2003


This Amendment No. 1 to Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on the Schedule 13E-3 initially filed with the Securities and Exchange Commission ("SEC") on July 10, 2003 (as amended, the "SCHEDULE 13E-3"). This Amendment No. 1 is being filed to report:

o the court's denial of Mr. Fred Lowenschuss's Request for Reconsideration in connection with the Court of Chancery's entry of an Order and Final Judgment approving the Settlement; and

o    the expiration of the period to timely appeal the Order and Final
     Judgement.

The information in the Schedule 13E-3 is herby expressly incorporated herein by reference in response to all of the items of this Amendment No. 1 to Schedule 13E-3, except as otherwise set forth below. You should read this Amendment No. 1 to Schedule 13E-3 together with the Schedule 13E-3 we filed with the SEC on July 10, 2003.


INTRODUCTION

The following two sentences replace the last sentence of the fourth paragraph under the section entitled "Introduction":

On July 24, 2003, the court denied Mr. Lowenschuss's Request for
Reconsideration. The deadline to timely appeal the Order and Final Judgment expired on July 25, 2003, and no appeals were filed by that date.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

The following two sentences replace the last sentence of the third to last paragraph under Item 5:

On July 24, 2003, the court denied Mr. Lowenschuss's Request for
Reconsideration. The deadline to timely appeal the Order and Final Judgment expired on July 25, 2003, and no appeals were filed by that date.

ITEM 16. EXHIBITS.

        (a) Letter from Westminster Acquisition Corp.*

     (d)(1) Notice of Pendency of Class Action, Proposed Settlement and Settlement Hearing*

     (d)(2) Stipulation of Settlement*

     (d)(3) Order and Final Judgment of the Court of Chancery of the State of Delaware*

     (d)(4) Court's Order denied Fred Lowenschuss's Request for Reconsideration

        (f) Section 262 of the Delaware General Corporation Law*

* Previously filed by the Company on Schedule 13E-3, dated July 10, 2003.

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 29, 2003               WESTMINSTER CAPITAL, INC.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  Chief Executive Officer

Dated:  July 29, 2003
                                     /s/ William Belzberg
                                    ------------------------------------
                                    William Belzberg
Dated:  July 29, 2003

                                     /s/ Hyman Belzberg
                                    ------------------------------------
                                    Hyman Belzberg
Dated:  July 29, 2003

                                     /s/ Greggory Belzberg
                                    ------------------------------------
                                    Greggory Belzberg

Dated:  July 29, 2003
                                     /s/ Keenan Behrle
                                    ------------------------------------
                                    Keenan Behrle


Dated:  July 29, 2003               BEL-CAL HOLDINGS, LTD.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  President

Dated:  July 29, 2003               BEL-ALTA HOLDINGS, LTD.


                                    By: /s/ Hyman Belzberg
                                    ------------------------------------
                                    Name:   Hyman Belzberg
                                    Title:  President

Dated:  July 29, 2003               WILLIAM BELZBERG REVOCABLE LIVING TRUST,
                                    OCTOBER 5, 1984


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title: Trustee

Dated:  July 29, 2003               WESTMINSTER ACQUISITION CORP.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  Chief Executive Officer



                                  EXHIBIT LIST

        Exhibit
        NUMBER                                     DESCRIPTION

        (a)       Letter from Westminster Acquisition Corp.

        (d)(1) Notice of Pendency of Class Action, Proposed Settlement and Settlement Hearing

        (d)(2)    Stipulation of Settlement

        (d)(3) Order and Final Judgment of the Court of Chancery of the State of Delaware

        (d)(4)    Court's Order denied Fred Lowenschuss's Request for
                  Reconsideration

        (f)       Section 262 of the Delaware General Corporation Law